FAIRFAX News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, October 27, 2005
THIRD QUARTER FINANCIAL RESULTS
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)
Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) reported a net loss for the third quarter of $220.0 million, after recording $271.7 million of losses after tax and minority interests related to Hurricanes Katrina and Rita. Fairfax’s insurance and reinsurance operations continued to generate strong underwriting results during the quarter prior to giving effect to these losses. Absent the $271.7 million of net hurricane losses, Fairfax would have earned $51.7 million in the third quarter of 2005.
The strength of Fairfax’s underlying underwriting results, coupled with increased investment income earned during the quarter, allowed the company, despite the hurricane losses, to maintain its strong financial position, subsequently further improved by the $300 million equity issue completed in October 2005. The hurricane losses have not adversely affected the capital adequacy of any of Fairfax’s ongoing insurance and reinsurance companies.
Prem Watsa, Chairman and CEO, commented, “During the third quarter, the insurance industry experienced a number of significant natural catastrophes, including Hurricane Katrina, which by itself produced the largest insured loss in history. While our results were, necessarily, hugely affected by these losses, our financial strength and the capital base of our insurance and reinsurance companies permitted us to absorb them. It is very encouraging to note that if the effect of the losses from Hurricanes Katrina and Rita were removed, we would have produced excellent combined ratios and good earnings in the third quarter. We anticipate that these natural disasters will create an improved environment for the industry, and we expect to be an active participant.”
The combined ratios of Fairfax’s ongoing insurance and reinsurance operations were 126.9% and 105.9% for the third quarter and first nine months of 2005, respectively, and prior to giving effect to the hurricane losses were 91.7% and 94.2%, respectively. Notwithstanding some general softening in the insurance and reinsurance markets, as anticipated for 2005, which caused combined ratios excluding hurricane losses to deteriorate modestly relative to combined ratios excluding hurricane losses achieved in 2004, each Fairfax operating company produced a combined ratio excluding hurricane losses below 100%.
Other highlights for the 2005 third quarter were as follows (comparisons are to the third quarter of 2004, except as otherwise indicated):
•	Net premiums written at the company’s ongoing insurance and reinsurance operations decreased modestly by 3.6% in 2005 to $1,105.8 million from $1,147.5 million in 2004, reflecting the general softening in market conditions thus far in 2005 relative to 2004.

•	As a result of the third quarter hurricanes in 2005 and 2004, Fairfax recorded an underwriting loss at the company’s ongoing insurance and reinsurance operations of $291.9 million in 2005, compared to a loss of $99.0 million in 2004. Absent the hurricane losses, Fairfax would have reported an underwriting profit at those operations of $91.1 million in 2005 and $106.6 million in 2004.

•	Significant cash flow from operations was generated at Northbridge, Crum & Forster and OdysseyRe, totaling $417.4 million in 2005, compared to $460.3 million in 2004.

•	Total interest and dividends increased to $103.5 million in 2005 from $98.7 million in 2004.

•	Net realized gains on investments totaled $154.7 million in 2005 (after being reduced by $92.5 million of non-trading losses resulting from mark-to-market valuation adjustments), compared to $94.4 million in 2004 (after being reduced by $7.6 million in non-trading losses).

•	The company had $449.8 million of cash, short term investments and marketable securities at the holding company level (including $23.9 million held at Crum & Forster) at September 30, 2005 prior to the receipt of $299.8 million of net proceeds upon the closing of its additional share issue in October 2005, compared to $566.8 million at the end of 2004.

•	Cash and investments (net of $686.9 million of liabilities for economic hedges against a decline in the equity markets) increased to $14.73 billion at September 30, 2005 from $13.52 billion at the end of 2004.

•	The pre-tax unrealized gain on portfolio investments was $380.4 million at September 30, 2005, compared to $428.3 million at the end of 2004 and $614.3 million at June 30, 2005.

•	Reinsurance recoverables were $7.6 billion at September 30, 2005, compared to $7.3 billion at June 30, 2005 and $8.1 billion at December 31, 2004. Reinsurance recoverables at September 30, 2005 reflect an increase in the third quarter due to ceded hurricane losses, and a decrease in the second quarter due to a reinsurance commutation.

•	The portion of the company’s future income tax asset related to capitalized operating losses of its U.S. consolidated tax group decreased by $37.1 million to $214.7 million in the first nine months of 2005 as a result of profitable operations of that group (and would have decreased significantly further were it not for the third quarter hurricanes and the loss created by the second quarter reinsurance commutation).

•	Total common shareholders’ equity decreased to $2.8 billion ($172.29 per basic share) at September 30, 2005 from $3.0 billion at June 30, 2005 ($184.46 per basic share) as a result of the losses from the third quarter hurricanes. Had the company’s issue in October 2005 of additional subordinate voting shares, for net proceeds (after issue costs) of $299.8 million, occurred on September 30, 2005, common shareholders’ equity at that date would have been $3.1 billion ($171.29 per basic share).
Following is a summary of Fairfax’s unaudited third quarter and nine months financial results:

	THREE MONTHS		NINE MONTHS
	ENDED SEPT. 30		ENDED SEPT. 30
	2005	2004	2005	2004
	($ millions except per share amounts)
Total revenue	1,542.1	1,418.4	4,517.2	4,338.3
Earnings (loss) before income taxes and non-controlling interests	(275.6)	(115.8)	(103.0)	99.1
Net earnings (loss)	(220.0)	(109.4)	(179.8)	(24.9)
Net earnings (loss) per share	$(13.83)	$(8.08)	$(11.63)	$(2.32)
Net earnings (loss) per diluted share	$(13.83)	$(8.08)	$(11.63)	$(2.32)

Combined ratios of the company’s ongoing insurance and reinsurance operations were as follows:

	THREE MONTHS		NINE MONTHS
	ENDED SEPT. 30		ENDED SEPT. 30
	2005	2004	2005	2004
Insurance — Canada (Northbridge)	94.1%	89.4%	91.3%	90.9%
— U.S.	117.6%	134.9%	102.5%	110.3%
— Asia (Fairfax Asia)	92.5%	92.8%	91.0%	91.2%
Reinsurance (OdysseyRe)	145.0%	107.7%	113.9%	99.2%

Consolidated	126.9%	109.3%	105.9%	100.0%

	EXCLUDING HURRICANE LOSSES
	THREE MONTHS		NINE MONTHS
	ENDED SEPT. 30		ENDED SEPT. 30
	2005	2004	2005	2004
Insurance — Canada (Northbridge)	74.2%	79.8%	84.5%	87.5%
— U.S.	92.9%	93.1%	95.0%	97.7%
— Asia (Fairfax Asia)	92.5%	92.8%	91.0%	91.2%
Reinsurance (OdysseyRe)	98.6%	92.8%	98.0%	94.1%

Consolidated	91.7%	90.0%	94.2%	93.5%

There were 16.1 and 13.8 million weighted average shares outstanding during the third quarters of 2005 and 2004 respectively. At September 30, 2005 there were 16,091,529 shares effectively outstanding.
Fairfax’s detailed third quarter report can be accessed at its website www.fairfax.ca. As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, October 28, 2005 to discuss its third quarter results.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7 416/367 4941 Telecopier 416/367 4946